Timeless Coffee Roasters
Profit and Loss
January 1 - September 24, 2023

		Total
Income		
4000 Sales		
4100 Food Sales		
4110 Prepared Food		637,913.90
Total 4100 Food Sales	$	637,913.90
4200 Coffee Sales		
4205 Coffee Bean & Beverage Sales		
4210 Coffee Beverage		415,546.60
4220 Coffee Bean		92,857.15
Total 4205 Coffee Bean & Beverage Sales	$	508,403.75
Total 4200 Coffee Sales	$	508,403.75
4300 Other Beverage Sales		60,322.05
4400 Merchandise Sales		11,529.00
Total 4000 Sales	$	1,218,168.70
4900 Refunds		-7,413.06
4910 Discounts & Comps		-57,270.86
Total Income	$	1,153,484.78
Cost of Goods Sold		
5000 Cost of Goods Sold		
5100 Food		
5110 Prepared Food		340,490.34
Total 5100 Food	$	340,490.34
5200 Coffee		56,796.62
5270 Coffee Condiments		47,214.86
5300 Other Beverages		6,969.50
5400 Merchandise		6,285.79
Total 5000 Cost of Goods Sold	$	457,757.11
Total Cost of Goods Sold	$	457,757.11
Gross Profit	$	695,727.67
Expenses		
6000 Labor		
6155 Cafe Hourly Payroll		
6160 Cafe Hourly		165,561.58
6165 Cafe OT Payroll		24.73
6170 Cafe Vacation/Sick Payroll		4,765.40
Total 6155 Cafe Hourly Payroll	$	170,351.71
6210 Cafe Management Payroll		
6215 Cafe Management		31,474.52
6220 Cafe Management OT Payroll		1,230.87
6225 Cafe Management Vacation/Sick Payroll		1,650.00
Total 6210 Cafe Management Payroll	$	34,355.39
Total 6000 Labor	$	204,707.10
6900 Benefits		

6905 Payroll Tax Expense		29,397.80
6910 Health Insurance		1,952.52
6950 Workers' Compensation		4,037.75
Total 6900 Benefits	$	**35,388.07**
7000 Controllable Expenses		
7050 Packaging		24,363.48
7100 Supplies		
7105 Cleaning Supplies		47.85
7110 Office Expenses		380.14
7115 Operating Supplies		23,016.05
7120 Printing Labels & Menu		95.75
Total 7100 Supplies	$	**23,539.79**
7150 Shipping		
7155 Shipping Expense		210.91
Total 7150 Shipping	$	**210.91**
7200 Equipment Repairs & Maintenance		
7210 Coffee Equipment R&M		1,415.44
7220 Contract Maintenance		3,228.10
Total 7200 Equipment Repairs & Maintenance	$	**4,643.54**
7300 Utilities		
7305 Garbage & Recycling		13,722.48
7310 Gas & Electricity		21,227.49
7315 Phone & Internet		2,360.87
7320 Security System		994.88
7325 Water		3,768.27
Total 7300 Utilities	$	**42,073.99**
7400 Transportation		
7405 Auto Insurance		3,149.81
7415 Auto Repairs & Maintenance		11.51
7425 Gas & Fuel		439.93
7435 Parking & Tolls		19.00
7440 Taxis, Rentals & Public Trans		37.38
Total 7400 Transportation	$	**3,657.63**
7800 General & Admin		
7805 Accounting		430.00
7815 Computer Software		1,954.74
7820 Dues & Subscriptions		1,571.00
7825 Outside Services		
7830 Artwork & Design		25.00
7840 Decorations & Furnishings		220.50
7845 Dishwasher Services		5,753.61
7850 Janitorial		5,200.00
7855 Linen Services		3,756.35
7860 Recruiting & Hiring		75.00
7865 Pest Control		865.00
Total 7825 Outside Services	$	**15,895.46**
Total 7800 General & Admin	$	**19,851.20**
7900 Service & Banking Fees		

7905 Bank & Service Fees		775.68
7915 Payroll Processing Fees		2,140.53
7920 Point of Sale Fees		38,505.67
Total 7900 Service & Banking Fees	$	**41,421.88**
Total 7000 Controllable Expenses	$	**159,762.42**
8000 Non-Controllable Expenses		
8500 Occupancy		
8510 City & State Tax & Licenses		585.72
8515 County Property Tax		729.54
8520 Store & Office Rent		61,893.00
8525 Storage Rental		1,967.00
8535 R&M Building		7,355.96
Total 8500 Occupancy	$	**72,531.22**
Total 8000 Non-Controllable Expenses	$	**72,531.22**
Total Expenses	$	**472,388.81**
Net Operating Income	$	**223,338.86**
Other Expenses		
9100 Other Income & Expense		
9110 Other Income		2,857.62
9120 Equipment Expense		6,838.42
9130 Prior Period Adjustments		8,887.10
9135 ST Admin Payroll Allocation		124,360.83
9140 Reimbursed Bakery Payroll		27,025.54
Total 9100 Other Income & Expense	$	**169,969.51**
9200 Interest, Taxes & Depreciation		
9220 Interest & Finance Charges		67,036.11
9230 Taxes		800.00
Total 9200 Interest, Taxes & Depreciation	$	**67,836.11**
Total Other Expenses	$	**237,805.62**
Net Other Income	-$	**237,805.62**
Net Income	-$	**14,466.76**

Timeless Coffee Roasters
Balance Sheet
As of September 24, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
1000 Bank	
1010 Cash for register	727.00
1020 WFB 1286	20.21
1025 WFB 1930	17,707.59
1040 WFB Merchant 1612	0.00
1045 Bank of the West 1529	1,055.23
1050 California Bank & Trust 4011	0.00
Total 1000 Bank	**$ 19,510.03**
Total Bank Accounts	**$ 19,510.03**
Accounts Receivable	
1100 Receivables	0.00
Total Accounts Receivable	**$ 0.00**
Other Current Assets	
1101 AR Adj	0.00
1200 Interco Receivables	
1220 Timeless Berkeley Long Term Loan	0.00
1225 Timeless College	68,417.91
1245 Timeless 1700 Webster	259,251.92
1260 Start Today Short Term Loan	667,824.12
1265 JLSQ Short Term Loan	45,230.90
Total 1200 Interco Receivables	**$ 1,040,724.85**
1250 Employee Advance	0.00
1255 Due from Member	
1256 Due from Paula	0.00
Total 1255 Due from Member	**$ 0.00**
1275 ERTC Receivable	0.00
1285 Loan Receivable - S. Leimpeter	0.00
1300 Inventory	
1310 Inventory - Brewing Merchandise	1,375.56
1320 Inventory - Logo Merchandise	991.06
Total 1300 Inventory	**$ 2,366.62**
1400 Prepaid Expenses	0.00
1420 Prepaid Legal	0.00
1430 Prepaid Franchise Tax Board	6,000.00
1499 Prepaid Expenses	0.00
Total 1400 Prepaid Expenses	**$ 6,000.00**
1485 Uncategorized DoorDash	0.00
1490 Uncategorized UberEats	0.00
1495 Undeposited Square	15,783.69
1497 Uncategorized Square Deposits	0.00

Uncategorized Asset		0.00
Undeposited Funds		0.00
Total Other Current Assets	$	1,064,875.16
Total Current Assets	$	1,084,385.19
Fixed Assets		
1500 Assets		
1505 Bakery & Serving Ware		7,239.63
1530 Computer Hardware/MAC		3,278.64
1540 Furniture and Equipment		
1541 Outdoor Furniture		4,303.35
1542 Floor Equipment		12,546.75
1543 Equipment - Rooz Purchase		11,728.42
1544 Lighting & Sound Equipment		8,503.35
1549 Furniture and Equipment - Other		61,883.00
Total 1540 Furniture and Equipment	$	98,964.87
1550 Bar Equipment		
1551 Roaster		47,980.75
1552 Soft Serve Machine		11,990.00
1553 Mahlkonig Grinder		5,595.01
1555 Espresso Machine		17,388.18
1559 Bar Equipment - Other		12,823.27
Total 1550 Bar Equipment	$	95,777.21
1560 Kitchen Equipment		
1561 Freezer/Refrigerator		14,168.23
1562 Other Kitchen Equipment		25,251.62
1563 Recipes		2,200.00
Total 1560 Kitchen Equipment	$	41,619.85
1570 Vehicles		
1571 Toyota Tacoma		11,710.10
1572 2014 Ford Transit		15,449.35
1573 Mercedes-Benz Sprinter		74,415.76
1574 2017 Jeep Trailhawk		0.00
Total 1570 Vehicles	$	101,575.21
1580 Leasehold Improvements		
1581 Build Out Improvements		37,794.91
1582 L/H Expansion 4254		441,970.10
1583 L/H Improvements/Architect		35,055.90
Total 1580 Leasehold Improvements	$	514,820.91
Total 1500 Assets	$	863,276.32
1600 Accumulated Depreciation		-853,177.76
Total Fixed Assets	$	10,098.56
Other Assets		
1700 Intangible Assets		
1710 Covenant Not to Compete		50,000.00
1720 Goodwill		35,000.00
1730 Prepaid Rent		0.00
1740 Organization Costs		8,411.00
1745 Accumulated Amortization		-62,461.00

Total 1700 Intangible Assets	$	30,950.00
1750 Section 179 Carryover		0.00
1800 Security Deposit Asset		6,996.50
Total Other Assets	$	37,946.50
TOTAL ASSETS	$	1,132,430.25
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2100 Accounts Payable		46,789.67
Total Accounts Payable	$	46,789.67
Credit Cards		
2105 Sam WF Credit Card 5218		0.00
2106 Paula WF Credit Card 0459		6.79
2107 RJ WF Credit Card 4575		3,945.87
2109 Amex 2004		0.00
2110 Chase		0.00
2113 RJ Chase Card		0.00
Total 2110 Chase	$	0.00
Total Credit Cards	$	3,952.66
Other Current Liabilities		
2200 Sales Tax Payable		4,521.51
2310 Payroll Clearing		12,336.87
2315 Retirement Contributions Payable		249.21
2320 Payroll Tax Payable		3,709.98
2325 Health Insurance Payable (EE)		0.00
2330 Tips Payable		5,889.79
2350 Worker's Comp Accrual		0.00
2410 Interest Payable		0.00
2411 Chris Leimpeter		0.00
2412 Karen Nance		0.00
2413 Michael Souder		0.00
2414 David Marchand		0.00
2415 Dawn Wyllie		0.00
2416 Jason B. Tubbs		0.00
2417 Jeff Rassier		0.00
2418 Nick Rodin		0.00
2419 Tommy Love		0.00
2420 Violett Slocum		0.00
Total 2410 Interest Payable	$	0.00
2430 Gift Card Liability		18,188.19
2480 Property Tax Assessment		0.00
2490 Accrued Expenses		0.00
2495 Due to Start Today		0.00
2500 Loans & LOC		
2510 Bank of the West SBA Loan		70,560.44
2515 Opportunity Fund Term Loan		0.00
2520 WFB Term Loan		0.00

2525 WFB LOC			55,566.65
2530 PPP Loan			0.00
2535 EIDL Loan			149,250.00
2540 EIDL Loan Increase			350,000.00
2542 EIDL Accrued Interest			43,654.37
2545 Vehicle Loan - MBFS			52,583.98
2550 Equipment Loan - Navitas			14,725.92
2555 Square Loan			234,508.79
Total 2500 Loans & LOC		$	970,850.15
2700 Short-term Loans from Shareholders			
2710 RJ Leimpeter			6,190.00
Total 2700 Short-term Loans from Shareholders		$	6,190.00
Board of Equalization Payable			0.00
Total Other Current Liabilities		$	1,021,935.70
Total Current Liabilities		$	1,072,678.03
Long-Term Liabilities			
2600 Notes Payable			0.00
2605 Paula Wells - 2014 Ford Transit Loan			3,532.16
2606 Paula Wells - 2017 Jeep Trailhawk			0.00
2610 Peg & Peter Leimpeter			0.00
2615 Chris Leimpeter			0.00
2620 Dawn Wyllie			0.00
2625 Ryan Mattos			0.00
2630 Michael Souder			0.00
2635 David Marchand			0.00
2640 Dawn Wyllie - Equipment			0.00
2645 Jason B. Tubbs			0.00
2650 Jeff Rassier			0.00
2655 Karen Nance			0.00
2660 Nick Rodin			0.00
2665 Tommy Love			0.00
2670 Violett Slocum			0.00
Total 2600 Notes Payable		$	3,532.16
Total Long-Term Liabilities		$	3,532.16
Total Liabilities		$	1,076,210.19
Equity			
3100 Investor Equity			0.00
3105 Violett Slocum			20,011.00
3110 Tommy Love			9,762.00
3115 Nick Rodin			9,160.00
3120 Karen Nance			616.00
3125 Paula Wells			3,547.00
3130 Jeff Rassier			3,678.00
3135 Jason B. Tubbs			3,777.00
3140 Dawn Wyllie			25,606.00
3145 David Marchand			31,086.00
3150 Chris Leimpeter			14,639.00
3155 Colleen Gonzalez			298.00

3160 Scott Sylvia		300.00
3165 Samuel Fugate		298.00
3170 RJ Leimpeter Equity		-15,315.22
3199 Start Today		36,950.30
Total 3100 Investor Equity	$	**144,413.08**
3300 Retained Earnings		-73,726.26
Equity		
Partner Distributions		0.00
Total Equity	$	**0.00**
Opening Balance Equity		0.00
Net Income		-14,466.76
Total Equity	$	**56,220.06**
TOTAL LIABILITIES AND EQUITY	$	**1,132,430.25**

Timeless Coffee Roasters
Statement of Cash Flows
January 1 - September 24, 2023

	Total
OPERATING ACTIVITIES	
Net Income	-14,466.76
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1225 Interco Receivables:Timeless College	-17,700.00
1245 Interco Receivables:Timeless 1700 Webster	-6,604.12
1250 Employee Advance	-968.85
1256 Due from Member:Due from Paula	0.00
1260 Interco Receivables:Start Today Short Term Loan	-79,657.37
1265 Interco Receivables:JLSQ Short Term Loan	-5,880.90
1310 Inventory:Inventory - Brewing Merchandise	209.12
1320 Inventory:Inventory - Logo Merchandise	-288.76
1430 Prepaid Expenses:Prepaid Franchise Tax Board	-6,000.00
1485 Uncategorized DoorDash	0.00
1490 Uncategorized UberEats	0.00
1495 Undeposited Square	-3,904.90
1497 Uncategorized Square Deposits	0.00
2100 Accounts Payable	26,086.36
2106 Paula WF Credit Card 0459	6.79
2107 RJ WF Credit Card 4575	3,945.87
2200 Sales Tax Payable	-669.75
2310 Payroll Clearing	-715.82
2315 Retirement Contributions Payable	-43.84
2320 Payroll Tax Payable	-1,302.60
2325 Health Insurance Payable (EE)	0.00
2330 Tips Payable	5,889.79
2430 Gift Card Liability	-2,712.85
2510 Loans & LOC:Bank of the West SBA Loan	-10,991.53
2525 Loans & LOC:WFB LOC	4,746.31
2535 Loans & LOC:EIDL Loan	-750.00
2542 Loans & LOC:EIDL Accrued Interest	18,894.10
2545 Loans & LOC:Vehicle Loan - MBFS	-8,553.90
2550 Loans & LOC:Equipment Loan - Navitas	-23,953.14
2555 Loans & LOC:Square Loan	106,643.79
2710 Short-term Loans from Shareholders:RJ Leimpeter	6,190.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 1,913.80**
Net cash provided by operating activities	**-$ 12,552.96**
INVESTING ACTIVITIES	
1549 Assets:Furniture and Equipment:Furniture and Equipment - Other	-4,650.00
1553 Assets:Bar Equipment:Mahlkonig Grinder	-4,213.67
1574 Assets:Vehicles:2017 Jeep Trailhawk	26,262.70

Net cash provided by investing activities	**$**	**17,399.03**
FINANCING ACTIVITIES		
2605 Notes Payable:Paula Wells - 2014 Ford Transit Loan		-2,292.94
2606 Notes Payable:Paula Wells - 2017 Jeep Trailhawk		-19,236.54
Net cash provided by financing activities	**-$**	**21,529.48**
Net cash increase for period	**-$**	**16,683.41**
Cash at beginning of period		36,193.44
Cash at end of period	**$**	**19,510.03**

Thursday, Nov 16, 2023 03:13:23 PM GMT-8